September 19, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Attn.:                 Jay Ingram, Esq.
Legal Branch Chief
Office of Manufacturing and Construction

Re:                             Legacy Housing Corporation
Confidential Draft Submission No. 3 to Registration Statement on Form S-1

Originally submitted February 2, 2018 and amended March 20, 2018

(CIK No. 0001436208)

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we hereby submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Confidential Draft Submission No. 3 to the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of each of the exhibits listed as filed therewith.

Since the Company’s prior submission, the Company wishes to inform the staff that it has replaced its prior auditor. Grant Thornton LLP is the Company’s new independent registered public accounting firm. In compliance with Regulation S-X, Rule 8-05, the Company’s financial statements have been updated in the Registration Statement to include audited financial statements for the year ended December 31, 2017 and a restated and re-audited financial statement for the year ended December 31, 2016. The Company intends to include unaudited interim financial statements for the six months ended June 30, 2018 in its next draft submission or public filing.

This letter responds to the comments received from the staff of the SEC in its comment letter dated April 2, 2018 with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1 (CIK No.: 0001436208) submitted confidentially to the Division of Corporation Finance by the Company on March 20, 2018.

Courtesy copies of this letter and the Draft Registration Statement, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Edward S. Kelly, Esq., Senior Attorney) in the review of the foregoing documents.

U.S. Securities and Exchange Commission

September 19, 2018

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

Our operations are concentrated in the southern United States... page 16

1.                                      We note your response to comment 6 in our March 1, 2018 letter. Specify the aggregate unit number and aggregate dollar amount used in the measurement of your rates of delinquencies, default, and foreclosure losses during the periods presented in the financial statements.

Response 1:   As requested by the staff, the aggregate unit number and aggregate dollar amount of the Company’s total loans under delinquency, default, or foreclosure in Texas and in other states during the years 2017 and 2016 are included on page 17.

Strong Alignment of Interests through Co-Founders’ Ownership, pages 7 and 52

Executive Compensation, page 70

2.                                      Revised disclosure on pages 7 and 52 state that Messrs. Curtis D. Hodgson and Kenneth E. Shipley received minimal salaries during past years, “being compensated instead solely through profit contributions.” Revise the summary compensation table on page 70 to include the profit contributions received by Messrs. Hodgson and Shipley during the periods presented. See Item 402(a)((2) of Regulation S-K.

Response 2:  As required by Regulation S-K Item 402(a)(2), the Summary Compensation Table has been revised to include a column for All Other Compensation, representing distributions to cover partnership-related taxes made to Messrs. Hodgson and Shipley. See page 75.

Critical Accounting Policies and Estimates, Factory-Built Housing Revenue Recognition, page 40

3.                                      You disclose that revenue from consignment sales is either deferred until payment is received by you or recognized when the home is authorized to be shipped by you, collection is reasonably assured, and the nature of the independent dealer. Please provide further clarification on “the nature of the independent dealer.” In addition, please expand your consignment sales disclosure, including the material terms of the consignment arrangements with your retailers and your consideration for presenting the consignment transactions on a gross basis.

U.S. Securities and Exchange Commission

September 19, 2018

Response 3:  Under the consignment arrangement, the Company enters into agreements with third parties to sell its products via consignment arrangements. The Company has determined its consignment transactions should be presented on a gross revenue basis after analyzing the principal vs. agent guidance under ASC 605. We have removed from the registration statement any reference to the “nature of the independent dealer” because, after giving consideration to the Staff’s comments, the nature of the independent dealer does not impact the basic consignment arrangement or contractual terms, nor does it affect how revenue is recognized in these transactions.

The material terms of the consignment arrangement with our dealers are as follows:

The Company and a participating dealer enter into an agreement to sell Legacy inventory on a consignment basis. Contracts are executed by the Company and the dealer pursuant to this arrangement.  Under a consignment agreement, dealers take physical possession of the housing units to market and sell.

The dealer attempts to market and identify customers to purchase and finance a consigned unit through Company provided funds or using third party financing or directly in cash. The dealer sends customer information for any potential financing transaction to the Company for review and approval. The Company is the one who determines the credit worthiness of the customer. The Company adds sales tax and titling fees to the contract (if outside of Texas), and then sends the applicable sale and financing contract—on a form dictated by the Company— to the dealer for execution by the end-user customer who is purchasing the unit. The contract for the sale of the home includes language that the Company is the intended owner and beneficiary of the contract.  The contract with the customer is assigned contemporaneously with its execution by the customer.

A down payment, in an amount that the Company must approve, is received from the customer. The Company then makes a payment to the dealer for any incurred reimbursable expenses, plus the dealer’s commission, which is calculated on a certain percentage of the profit for each transaction. The expenses typically include freight, air conditioning units, delivery of the home, taxes, and titling fees (if outside Texas). The commission amount to be paid to the dealer for each sale is calculated as a percentage of the sum of the sales price amount, less the consigned amount and the expenses.

Under ASC 605, the Company was determined to be principal in the consignment arrangement. The specific guidance under ASC 605, and the Company’s analysis of that guidance, is as follows:

ASC 605-45-45 Principal Vs Agent 45-1

Whether the Entity Is the Primary Obligor in the Arrangement

•                  The dealer is the primary contact for the customer for execution and fulfillment of the sales contract, but the Company controls the ordering and manufacturing process, design of the product, the material terms of any contract with the customer, maintains title to the home all the way until title is transferred to the customer, and is ultimately

U.S. Securities and Exchange Commission

September 19, 2018

responsible for customer acceptance and satisfaction. The Company controls the nature of the product built, the quality and safety of the product, and approves all key terms to any contract with a customer. To that end, the Company can veto any contract involving financing as part of the sale to a customer should the Company find the terms of the contract unacceptable or find the customer not credit-worthy. The Company is also ultimately responsible for customer satisfaction and acceptance of the home, including through statutory warranties.

•                  The Company is visible to the customer throughout the sales process. The Company name is highly visible on dealer lots, through signage, and in the marketing materials the Company provides for dealers to offer to customers.  Although, the dealer is a named party to the sales contract with the customer, the contract is on a Company form containing those terms that the Company unilaterally dictates. Importantly, these contracts contain language that recognizes that the Company is intended to be the owner and beneficiary of the contract.

Whether the Entity Has General Inventory Risk Before Customer Order Is Placed or Upon Customer

•                  The Company retains title to the inventory from inception until the title is ultimately transferred to the customer.

•                  The dealers have possession of the consigned inventory and are required to maintain insurance on their lot with the Company listed as additional insured in an amount equal or exceeding the consigned inventory, but the Company maintains the majority of the inventory risk.  This is because dealers may return inventory to the Company at any time and cancel the consignment arrangement with the appropriate notice.

•                  Customer cannot take possession of a home without the Company’s knowledge, permission, or express written consent.

•                  If a home is allegedly defective, it is the Company that bears responsibility for repair or replacement of that home if the customer wishes to return the home. While dealers make contractual covenants that theoretically create some risk for the dealer, the Company bears the majority of the financial risk because the Company advances all of the funds for the home, the expenses of sale, and even advances to the dealer additional monies before the Company receives any money itself.

Whether the Entity Has Latitude in Establishing Price

•                  The Company controls both the setting of the floor and ceiling for price, which is a   very narrow gap of typically no more than plus or minus 4-5%, and even within that range the Company could unilaterally veto a sale.

Whether the Entity Changes the Product or Performs Part of the Service

•                  Dealers have little to no latitude in choosing the mix of products to be placed into the consignment arrangement, and they cannot make any changes to the units once it has been agreed-upon by the Company. Additionally, the dealers cannot provide any additional services that would lead to an increase in sales price without the consent of the Company.

U.S. Securities and Exchange Commission

September 19, 2018

•                  By way of example, dealers cannot alter any material specification of a home model, i.e., a dealer could not request an additional bathroom or bedroom, ask that a bathroom or bedroom be relocated, or request that the model use different materials for its construction

Whether the Entity Has Discretion in Supplier Selection

•            The dealers can purchase homes from other suppliers during the term of the consignment    arrangement with the Company, but dealers are not permitted to enter into any similar consignment arrangements with other manufacturers under its existing consignment agreement.

Whether the Entity Is Involved in the Determination of Product or Service Specifications

•                  The Company solely and unilaterally determines the narrow selection of models available, floor plans provided, the characteristics of those models, and the pricing of those models. The Company does allow dealers and customers a very narrow bandwidth of choices for non-material items, such as color schemes for the exterior or style of counter-top finish, but no customization beyond what the Company unilaterally agrees to provide is permitted.

Whether the Entity Has Physical Loss Inventory Risk-After Customer Order or During Shipping

•                  The consigned inventory, as detailed in the consignment agreement, is required to be either a) at the factory, b) in transit, or c) on consignment on the dealer lot. The units cannot be in any other location without the express written consent of the Company.

•                  The risk of loss while at the factory rests with the Company. The risk of loss during transit rests upon the transit company, which the majority of the time is the Company. If a  house is destroyed in transit to the dealer, that risk is going to be borne entirely by the Company.

•                  The risk of loss while on the dealer’s lot rests in part with both the dealer and with the Company, who is named as an additional insured on dealer’s insurance policy. However, the Company is still bearing the greatest risk of loss while the home is on the dealer’s Lot. While dealers make contractual covenants that theoretically creates some risk for the dealer while the home is on the lot, the Company bears the actual financial risk because Company retains title of the home while on consignment, and even advances to the dealer additional monies before the Company receives any money itself. Moreover, even contractually agreeing to pay for a loss does not transfer the risk of loss away from the Company because it is the intended beneficiary of that agreement. At most, dealers enter into executory contracts, which may or may not come to pass in the case of loss.

•                  Additionally, the Company also bears the primary risk after delivery to a customer as it is the Company who confirms delivery and the customer’s acceptance of the home

U.S. Securities and Exchange Commission

September 19, 2018

and the Company is responsible for manufacturing defect warranty claims made by customers.

Whether the Entity Has Credit Risk

•                  The Company maintains the credit risk upon the eventual sale of a home involving a financing (loan) arrangement. For example, if there is a severe economic crisis, regulatory interference, or a force majeure event, the risk of loss is borne entirely by the Company. It is not the dealers who extend credit to their customers, but the Company, who makes the sole determination of credit-worthiness of the customer because it bears the credit risk.

Whether the Entity Supplier is the Primary Obligor in the Arrangement

•                  As noted above, the Company controls the ordering and manufacturing process, design of the product, the material terms of any contract with the end user, maintains title to the home all the way until title is transferred to the end user, and is ultimately responsible for customer acceptance and satisfaction. The dealers do serve as the “face” of the transaction with the customer, but dealers are entering into agreements with customers only on those material terms set by the Company.

Whether the Amount the Entity Earns Is Fixed

•                  A dealer is paid a commission upon the sale of a home unit calculated as a fixed percentage of the retail profit calculated as the difference between the final sales price and consigned amount.

4.                                      We note the updated disclosure on pages 57 and 58. Please also disclose the consignment sales amounts recorded for all the periods presented.

Response 4: As requested by the staff, consignment sales for the years 2017 and 2016 are disclosed at the end of the first paragraph under the heading “Floor Plan Financing” on pages 62-63. The Company recorded sales from consignment arrangements of $46,986,227 and 32,418,464 for the years 2017 and 2016, respectively.

Financial Statements

General

5.                                      We note your response to comment 16 in our March 1, 2018 letter and appreciate the detailed analysis that you provided. In the next amendment, in addition to the revenue breakout on the income statement that you proposed, please also disclose in the notes the fact that you have a single operating and reportable segment and the basis for your conclusion.

U.S. Securities and Exchange Commission

September 19, 2018

Response 5:  As requested by the staff, footnote    on page F-   provides further disclosure with respect to the Company’s single operating and reportable segment, including the basis for the conclusion that it has only one such business segment. See also page 44.

Note 2 — Summary of Significant Accounting Policies, Inventory, page F-9

6.                                      We acknowledge your response to comments 22 and 23 in our March 1, 2018 letter. As requested previously, please discuss methods and assumptions used to determine fair market value of your inventory as part of your inventory valuation disclosure. Please also address the following items:

•                  You continue to assert that a reserve for slow-moving inventory is not necessary for finished goods inventory consigned to dealers due to dealers’ incentive to sell these units. However, we also note from your response to prior comment 26 that you maintain the majority of the inventory risk because dealers may return inventory to you at any time and cancel the consignment arrangement with the appropriate notice. Please tell us if there have been any instances where dealers returned unsold units to you and any subsequent losses you incurred as a result.

•                  We note from your disclosure that 22% of your consignment inventory as of December 31, 2016 was aged more than one year. Please tell us how much of the inventory has been subsequently sold by your dealers as of December 31, 2017.

•                  You disclose in your response and on page 39 of the amendment that you determine a reserve for slow-moving non-consigned inventory based upon $1,000 per unit, per anniversary. Please tell us how you concluded that the $1,000 per unit, per year amount is appropriate given the price of your homes range from $22,000 to $110,000.

Response 6:  The Company will clarify its disclosure to indicate that it records inventory at the lower of cost or net realizable value. Net realizable value is determined to be the estimated selling price less costs to sell based on current economic and market conditions. The Company historically has been able to sell its inventory without incurring any losses on current or aged inventory. The Company determined that there is insignificant price fluctuation for aged inventory, although there is often a price delta between aged and new inventory in the range of 6% to 7% due to the price increases for the same models.  This is due in part to the fact that there are typically not substantial differences between units only a few years apart in model year. The Company, even for consigned inventory, does not alter the pricing structure or the acceptable pricing range the Company sets for consignment inventory, even if aged. In addition, the Company’s experience indicates that the most common cause of why inventory does not sell within the first twelve months is typically related to the dealer’s performance, and not the pricing of the unit. When this is remedied, units, even aged inventory, typically sell without significant discount.

Additionally, we note that for the periods ended December 31, 2016 and December 31, 2017, dealers under a consignment arrangement did not physically return any inventory to the

U.S. Securities and Exchange Commission

September 19, 2018

Company.  However, when specific inventory was identified by a dealer as no longer wanted or identified by Legacy as needing to be removed from a dealer’s lot, inventory was transferred from one dealer to a different dealer. In 2017 and 2016, 114 and 124 units of consignment inventory were transferred from one dealer to a different dealer, respectively. Our records do not identify the precise reason why these units were transferred, but the reasons will include, among other things, the dealer going out of business, filing bankruptcy, breaching the terms of the consignment agreement, or simply electing not to continue with the consignment arrangement. However, the Company has not incurred any losses because the “returned” inventory was simply transferred or reassigned to a new or different dealer, at the receiving dealer’s expense, who is also part of a consignment arrangement with the Company. This is consistent with all inventory under the consignment arrangement as dealers are responsible for paying for the freight and delivery costs associated with shipping of consigned units to the dealers’ lots.

The Company notes that dealers do have an economic incentive to sell units because there is a carrying cost to the dealers of having the units unsold on their lots.  Although, as noted in our gross vs. net revenue analysis in the response to Response 3 above, the Company maintains the primary risk of loss. This explains why dealers are incentivized to sell units, even if dealers do not bear the majority of the inventory risk.

We determined that of the approximately 27% of the consignment inventory aged more than one year as of December 31, 2016, approximately 74% of that inventory was sold by December31, 2017. Placed in dollar amounts, of the $7,438,000 in aged inventory greater than one year as of the end of 2016, approximately $5,487,000 or 74% was subsequently sold, and only $1,951,000 or 26% remained unsold as of the end of 2017, and approximately $1,212,000 or 17%,  was sold subsequently to 2017. Of the total aged inventory sold, no losses were incurred.

As noted above, we historically have not experienced significant losses in our inventory and have experience that our inventory is substantially sold within 1 year and our aged inventory over one year is also subsequently sold above cost. Our write down in inventory has been insignificant for 2016 and for 2017. Slow moving inventory reserve adjusted in finished goods inventory valuation as of December 2016 and 2017 was insignificant. Considering the historical experience of the ability to sell our homes above cost considering related selling expenses, including our aged inventory, we believe our inventory is stated at the lower of cost or net realizable value. For further clarification, of the products manufactured by the Company, the average cost of a unit is $23,012, while the average sales price is $37,845. The $1,000 per unit, per anniversary is thus based on approximately 4.3% of the average cost of home units and 2.6% of the average price of home units, and reflects the Company’s best estimate of the insignificant discount provided to aged homes.  As discussed above, we have incurred none or minimal losses on sales of aged homes and believe any resulting write-down, if any, have been insignificant.

7.                                      We acknowledge your response to comment 24 in our March 1, 2018 letter. We continue to have concerns with respect to classifying inventory over 12 months old as of the balance sheet date as current. We do not believe that the current classification is appropriate to the extent the inventory is not expected to be used or sold within the normal operating cycle of your business.

U.S. Securities and Exchange Commission

September 19, 2018

Response 7: We have considered the Staff’s comment and have classified approximately $7,648,000 and $7,379,000 of aged inventory as non-current for 2016 and 2017.  For 2016 these amounts reflects all inventory on hand as of year-end 2016 that was not sold in 2017. Non-current inventory for 2017 was calculated based on the estimated percentage of inventory that remains aged over 1 year based on the ratio of inventory that becomes aged over 12 months using a historical analysis. We will continue to evaluate in our subsequent financials statements the amounts of aged inventory not expected to be sold within one year of the balance sheet date and classify as non-current.

Note 2 — Summary of Significant Accounting Policies, Product Warranties, page F-10

8.                                      The product warranties table does not appear to add up. Please revise or advise.

Response 8:  As noted by the staff, the product warranties table on page    has been updated.

Note 5 — Inventories, page F-15

9.                                      We acknowledge your response to comment 28 in our March 1, 2018 letter. It does not appear that this comment has been addressed by your response to prior comment 23 as you indicated. Please revise or advise.

Response 9:  The Company advises the Staff, that, in compliance with SAB Topic 5BB and FASB ASC 330-10-35-14, the Company records inventory at the lower of cost or net realizable value and does not mark up any previously impaired inventory. Additionally, in compliance with FASB ASC 330-10-35-1, the Company records a write-down for damaged, obsolete and slow-moving inventory, which reduces the cost basis of this inventory which historically has been insignificant based on the Company historical experience. We have updated our disclosure to eliminate the separate presentation of a reserve, but rather show a direct reduction of the inventory balance.

The Company and its underwriters have a strong interest in completing this initial public offering during the month of October, and respectfully request the SEC staff to review this filing on a timeframe in order to accommodate the desired timing of the offering.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Curtis D. Hodgson, the Company’s Co-Chief Executive Officer, or Neal J. Suit, the Company’s General Counsel, at (817) 799-4906, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

U.S. Securities and Exchange Commission

September 19, 2018

cc:                                Via E-mail
Mr. Curtis D. Hodgson, Co-Chief Executive Officer
   Legacy Housing Corporation
Mr. Neal J. Suit, General Counsel
   Legacy Housing Corporation

Edward S. Kelly, Esq., Senior Attorney

Kenneth L. Betts, Esq.

   Winston & Strawn, LLP